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Office of Real Estate and Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Michael Davis and Pam Howell

Re:	Everest Consolidator Acquisition Corporation
Draft Registration Statement on Form S-1
Submitted May 25, 2021
CIK No. 0001863719

Dear Mr. Davis and Ms. Howell:

On behalf of Everest Consolidator Acquisition Corporation, a Delaware corporation (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated June 23, 2021 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). This letter is being submitted together with a copy of the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which has been revised to address various of the Staff’s comments. The bold and numbered paragraphs below correspond to the numbered paragraphs in the Staff’s letter and are followed by the Company’s responses. For the Staff’s convenience, we are also sending, by courier, copies of this letter and marked copies of the Registration Statement that reflect changes made to the Draft Registration Statement in the Registration Statement.

October 18, 2021

Risk Factors

“We are an emerging growth company and smaller reporting company…”, page 70

1.

Reference is made to your disclosure on page 71 where you indicate within this risk factor that you intend to irrevocably opt out of the transition period. This appears to contradict disclosure elsewhere within your filing where you indicate that as an emerging growth company you intend to take advantage of the extended transition period for complying with new or revised financial accounting standards as allowed under Section 102(b)(1) of the JOBS Act. Please clarify and/or revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 73 of the Registration Statement. The Company intends to take advantage of the extended transition period for complying with new or revised financial accounting standards as allowed under Section 102(b)(1) of the JOBS Act.

Principal Stockholders, page 129

2.	Please revise the amount and percent held by officers and directors as a group to include the ownership of Mr. Dooley through Everest Consolidator Sponsor, LLC. See Item 403(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and in response has revised the disclosure on page 134 of the Registration Statement.

Exhibits

3.	Please include the consent of each director nominee to serve as a director. See Rule 438 of Regulation C.

Response: The Company respectfully advises the Staff that, on September 24, 2021, each individual previously identified as a director nominee in the Draft Registration Statement was elected to serve as a director of the Company, and the disclosure in the Registration Statement has been revised accordingly.

October 18, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (713) 546-5400 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ryan J. Maierson Ryan J. Maierson of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Adam Dooley, Chief Executive Officer, Everest Consolidator Acquisition Corporation

Marc D. Jaffe, Latham & Watkins LLP

Senet S. Bischoff, Latham & Watkins LLP

William D. Howell, Sidley Austin LLP

Edward F. Petrosky, Sidley Austin LLP

Vivian A. Root, Sidley Austin LLP